

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Via E-mail
Svein Moxnes Harfjeld
Chief Executive Officer
DHT Holdings, Inc.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Re: DHT Holdings, Inc.
Registration Statement on Form F-3
Filed March 4, 2014
File No. 333-194296

Dear Mr. Harfjeld:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 8.1

1. Counsel states in the first paragraph on page 2 that in its opinion, "the statements made in the Registration Statement, insofar as they describe the material U.S. federal income tax consequences . . . fairly summarize the matters therein described." Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please have counsel revise accordingly. For guidance, refer to section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

2. It appears the consent of Cravath, Swain & Moore LLP has been omitted from exhibit 8.1. Please have counsel include its consent to the discussion of its opinion in the prospectus, the reproduction of its opinion as an exhibit to the registration statement, and

to being named in the registration statement. Refer to section 7 of the Securities Act and, for guidance, section IV of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Erik R. Tavzel, Esq.
        Cravath, Swain & Moore LLP